Exhibit 99.6
CERTIFICATION PURSUANT TO RULE 13A-14(B)
OR RULE 15D-14 (B) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND SECTION 1350 OF CHAPTER 63 OF TITLE 18
OF THE UNITED STATES CODE
In connection with the Annual Report of Brookfield Corporation (the “Company”) on Form 40-F for the year ended December 31, 2025, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Nicholas Goodman, President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:
1.The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2.The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 17, 2026

By:	/s/ Nicholas Goodman
Nicholas Goodman
President and Chief Financial Officer